Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated August 22, 2016 (November 23, 2016 as to the net loss per share attributable to common shareholders included in note 2 and as to the disclosure of subsequent events included in note 13) relating to the financial statements of KalVista Pharmaceuticals Limited (which expresses an unqualified opinion and includes an explanatory paragraph related to KalVista Pharmaceuticals Limited’s ability to continue as a going concern) appearing in the Current Report on Form 8-K of KalVista Pharmaceuticals, Inc. dated November 21, 2016.

/s/ DELOITTE LLP

Reading, United Kingdom

March 29, 2017